August 22, 2018

Ann M. Ferguson
Chief Financial Officer
Schmitt Industries, Inc.
2765 N.W. Nicolai Street
Portland, Oregon 97210

       Re: Schmitt Industries, Inc.
           Registration Statement on Form S-3
           Filed August 3, 2018
           File No. 333-226581

Dear Ms. Ferguson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed August 3, 2018

Information Incorporated by Reference, page 5

1. Please clarify the relevance of your reference to a rights offering in this section.
2. Please ensure that the age of the financial statements in your registration statement is consistent with the requirements of Regulation S-X. For guidance, please also see
       Question 146.07 of the Division of Corporation Finance's Regulation S-K Compliance and
       Disclosure Interpretations available on the Commission's website.
3. We note that your Form 10-K for the fiscal year ended May 31, 2018 incorporates Part III information by reference to your proxy statement which has yet to be filed. Please either
 Ann M. Ferguson
Schmitt Industries, Inc.
August 22, 2018
Page 2
       file the definitive proxy statement before this Form S-3 is declared effective or include the appropriate information in the Form 10-K. For guidance, see Question
123.01 of the
       Division of Corporation Finance's Securities Act Forms Compliance and Disclosure
       Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Branch Chief, at
202-551-3617 with any questions.



                                                             Sincerely,
FirstName LastNameAnn M. Ferguson
                                                             Division of
Corporation Finance
Comapany NameSchmitt Industries, Inc.
                                                             Office of
Electronics and Machinery
August 22, 2018 Page 2
cc:       Mark von Bergen
FirstName LastName